                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

                   ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF
                     THE SECURITIES AND EXCHANGE ACT OF 1934

For the year ended December 31, 2002            Commission file number 000-21109

                  CUNO INCORPORATED SAVINGS AND RETIREMENT PLAN
--------------------------------------------------------------------------------
                            (Full title of the plan)

                                CUNO INCORPORATED
                              400 RESEARCH PARKWAY
                           MERIDEN, CONNECTICUT 06450
--------------------------------------------------------------------------------
   (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

                  CUNO INCORPORATED SAVINGS AND RETIREMENT PLAN
                          AUDITED FINANCIAL STATEMENTS
                           AND SUPPLEMENTAL SCHEDULES

                                                                                             Page
                                                                                             ----
Report of Independent Auditors
Statements of Assets Available for Benefits                                                   1
Statements of Changes in Assets Available for Benefits                                        2
Notes to Financial Statements                                                                 3-6
Supplemental Schedule
         Schedule H, Line 4(i) -- Schedule of Assets (Held at End of Year)                    7
Exhibit Index                                                                                 8

                         REPORT OF INDEPENDENT AUDITORS

Administrative Committee
CUNO Incorporated Savings and Retirement Plan

We have audited the accompanying statements of assets available for benefits of the CUNO Incorporated Savings and Retirement Plan (the "Plan") as of December 31, 2002 and 2001, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                    /s/ Ernst & Young LLP

Hartford, Connecticut
June 13, 2003

CUNO Incorporated Savings and Retirement Plan
Statements of Assets Available For Benefits
December 31, 2002 and 2001

                                                                         December 31,
                                                             -----------------------------------
                                                                2002                    2001
                                                             -----------             -----------
Investments:
     Mutual funds                                            $18,573,175             $19,887,033
     CUNO Incorporated Common Stock                            5,911,045               5,366,425
     Participant loans receivable                                970,305                 975,371
                                                             -----------             -----------
                                                              25,454,525              26,228,829
Contributions receivable:
     Employer                                                    779,513                 716,608
     Participants                                                124,254                  53,873
                                                             -----------             -----------
                                                                 903,767                 770,481
            Assets available for benefits                    $26,358,292             $26,999,310
                                                             ===========             ===========

See accompanying notes.

CUNO Incorporated Savings and Retirement Plan
Statements of Changes In Assets Available For Benefits
For The Year Ended December 31, 2002 and 2001

                                                                     December 31,
                                                          -----------------------------------
                                                              2002                   2001
                                                          ------------           ------------
Additions to net assets attributed to:
     Interest income                                      $     77,308           $     85,948
     Dividend income                                           346,231                328,444
                                                          ------------           ------------
                                                               423,539                414,392
     Contributions:
          Participants                                       2,841,952              2,225,291
          Transfer of assets from merged plan                       --                900,875
          Employer                                             779,513                716,608
                                                          ------------           ------------
                                                             3,621,465              3,842,774
                                                          ------------           ------------
     Total additions                                         4,045,004              4,257,166
Benefits paid to participants                               (1,108,371)            (1,742,590)
Net realized and unrealized depreciation
     in fair value of investments                           (3,577,651)            (2,050,691)
                                                          ------------           ------------
Net (decrease) increase in assets available
     for benefits                                             (641,018)               463,885
Assets available for benefits, beginning of year            26,999,310             26,535,425
                                                          ------------           ------------
Assets available for benefits, end of year                $ 26,358,292           $ 26,999,310
                                                          ============           ============

See accompanying notes.

                                CUNO Incorporated
                           Savings and Retirement Plan

                          Notes to Financial Statements

                           December 31, 2002 and 2001

NOTE 1 -- DESCRIPTION OF PLAN

The CUNO Incorporated Savings and Retirement Plan (the "Plan") consists of a pre-tax savings program, a post-tax savings program, and an employer matching program. All employees of CUNO Incorporated (the "Company" or "Plan Sponsor" or "Employer") that have been credited with at least 500 hours of service within a six month period following their initial date of employment, or have completed one year of service recognized by the Plan, are eligible to participate in the Plan. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

Under the pre-tax program, participants may elect to contribute up to 15 percent of their compensation, on a tax-deferred basis, to the Plan. Under the post-tax program, participants may elect to contribute up to an additional seven percent of their compensation. These contributions are made with after-tax dollars and do not receive Company matching contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. The Company makes an annual discretionary matching contribution, in the form of Company Common Stock, which represents a percentage of the participants' pre-tax contributions. The matching percentage is applied to each participant's pre-tax contributions not exceeding 6 percent of eligible compensation.

All employee contributions and related Plan earnings are immediately vested. Company matching contributions plus actual earnings thereon vest based on years of continuous service. A participant is 100 percent vested after five years of credited service.

Participants also become fully vested in Company matching contributions upon attainment of their normal retirement date, or upon their death or disability. If the participant's employment with the Company terminates for other reasons, and the participant elects to receive distribution of his or her account, the vested portion of his or her account is distributed to the participant and the non-vested portion of the participant's account is used to reduce the Company matching contribution. There were no non-vested assets attributed to terminated employees at December 31, 2002 or 2001. As of December 31, 2002 and 2001 there were no amounts allocated to accounts of fully vested persons who had elected to withdraw from the Plan.

                                CUNO Incorporated
                           Savings and Retirement Plan

                    Notes to Financial Statements (continued)

NOTE 1 -- DESCRIPTION OF PLAN (CONTINUED)

The Plan provides for separate investment options in one or more mutual funds as directed by the participants. These options include the Merrill Lynch Retirement Preservation Trust, Merrill Lynch Fundamental Growth Fund, Merrill Lynch US Government Mortgage Fund, Dreyfus Premier Balanced Fund, JP Morgan US Equity Fund, Merrill Lynch S&P 500 Index Fund, Van Kampen American Value Fund, Dreyfus Premier Balance Fund, Oppenheimer International Growth Fund, Alliance Technology Fund, Lord Abbett Developing Growth Fund, and the CUNO Stock Fund. The participants may change their investment alternatives semi-annually.

The Plan is administered by the Administrative Committee (the "Committee") appointed by the Company's Board of Directors. Merrill Lynch Trust Company is the Plan's trustee. The Company has the sole right to appoint the trustee, and to terminate the Plan, subject to the provisions of ERISA. The Company pays all significant administrative expenses.

Participants may borrow from their fund accounts up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. Loan terms range from 1-5 years, except for the purchase of a primary residence, which term may be a reasonable period of time that may exceed five years. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan Administrator. Principal and interest is paid ratably through monthly payroll deductions.

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

The foregoing description of the Plan provides only general information. Additional information about the plan agreement, forfeitures, and distributions from the Plan may be obtained from the Plan Document.

                                CUNO Incorporated
                           Savings and Retirement Plan

                    Notes to Financial Statements (continued)

NOTE 2 -- SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements have been prepared on the accrual basis of accounting.

VALUATION OF INVESTMENTS

Investments in common stock of CUNO Incorporated are carried at the closing market price on the last business day of the year. Participant loans receivable are stated at realizable value which approximates fair value.

Investments in mutual funds are carried at the fair value of their underlying net assets as determined by their respective fund managers, based primarily on market data.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Plan's management to make estimates and assumptions that affect the reported amounts in the financial statements. Actual results could differ from those estimates.

NOTE 3 - INVESTMENTS

During the years ended December 31, 2002 and 2001, the Plan's investments (including investments purchased, sold as well as held during the year) depreciated in fair value as determined by quoted market prices as follows:

                                                                Net Realized and Unrealized
                                                               Appreciation in Fair Value of
                                                                        Investments
                                                             ---------------------------------
                                                                  Year Ended December 31,
                                                             ---------------------------------
                                                                2002                   2001
                                                             -----------           -----------
CUNO Incorporated Common Stock                               $   434,591               706,614
Shares of mutual funds (fully participant directed)          $(4,012,242)           (2,757,305)
                                                             -----------           -----------
                                                             $(3,577,651)          $(2,050,691)
                                                             ===========           ===========

                                CUNO Incorporated
                           Savings and Retirement Plan

                    Notes to Financial Statements (continued)

NOTE 3 - INVESTMENTS (CONTINUED)

The following presents investments which represent 5% or more of the Plan's net assets:

                                                              December 31,
                                                     ------------------------------
                                                        2002                2001
                                                     ----------          ----------
Merrill Lynch Fundamental Growth Fund                $4,518,886          $6,175,106
Dreyfus Premier Balanced Fund                         3,065,119           3,645,524
Merrill Lynch Retirement Preservation Trust           4,437,482           3,373,530
Merrill Lynch S&P 500 Index Fund                      2,618,802           3,096,151
Merrill Lynch US Government Mortgage Fund             1,714,360           1,436,632
CUNO Common Stock                                     5,911,045           5,366,425

NOTE 4 -- INCOME TAX STATUS

The Plan Sponsor has received an opinion letter from the Internal Revenue Service stating that the written form of the underlying prototype plan document is qualified under Section 401(a) of the Internal Revenue Code (the "Code"), and that any employer adopting this form of plan will be considered to have a plan qualified under Section 401(a) of the Code. The Company has adopted certain provisions of the Plan Sponsor's prototype plan and, as such, the Plan is determined to be qualified under Section 401(a). Therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

NOTE 5 -- TRANSACTIONS WITH PARTIES-IN-INTEREST

The statements of changes in assets available for plan benefits reflect non-cash matching contributions from the Company consisting of shares of the Company's common stock. Such shares are recorded based on their fair market value.

NOTE 6 - TRANSFER OF ASSETS FROM MERGED PLAN

In March 1998, Cuno acquired Chemical Engineering Corporation ("CEC"). In May 2001, CEC'S 401(k) Plan merged with the Plan as a final consolidation of the two Companies.

                  CUNO Incorporated Savings and Retirement Plan
        Schedule H, Line 4(i) -- Schedule of Assets (Held at End of Year)
                            EIN # 06-1159240 Plan#008

                                December 31, 2002

                                                             Description of Investment,
                                                              Including Maturity Date,
                                                            Rate of Interest, Collateral,
Identity of Issue, Borrower, Lessor or Similar Party           Par or Maturity Value             Current Value
----------------------------------------------------           ---------------------             -------------
Merrill Lynch Retirement Preservation Trust                      4,437,482 shares                 $ 4,437,482
Merrill Lynch Retirement Preservation Trust - GM                    33,983 shares                      33,983
JP Morgan US Equity Fund Class A                                     4,472 shares                      34,027
Merrill Lynch US Government Mortgage Fund                           12,327 shares                     127,589
Merrill Lynch Fundamental Growth Fund Class D                      355,818 shares                   4,518,886
Merrill Lynch Fundamental Growth Fund GM                             6,506 shares                      82,632
Van Kampen American Value Fund                                      44,514 shares                     672,608
Van Kampen American Value Fund GM                                    4,879 shares                      73,722
Dreyfus Premier Balance Fund                                       289,435 shares                   3,065,117
Oppenheimer International Growth Fund                               58,631 shares                     640,245
Oppenheimer International Growth Fund GM                             6,170 shares                      67,380
Merrill Lynch S&P 500 Index Fund                                   243,383 shares                   2,618,802
Lord Abbett Developing Growth Fund                                   7,019 shares                      74,686
Alliance Technology Fund                                            10,729 shares                     411,456
Merrill Lynch US Government Mortgage Fd Class D                    165,639 shares                   1,714,360
CUNO Incorporated Common Stock                                     178,474 shares                   5,911,045
Participant Loan Fund                                            Loans Receivable                     970,305
Pending Settlement Fund                                           Settlement Fund                         200
                                                                                                  -----------
                                                                                                  $25,454,525
                                                                                                  ===========

                                  Exhibit Index

Exhibit No.                                   Description
-----------                                   -----------
23                         Consent of Independent Auditors

99.1                       Section 906 Certification of Chief Executive Officer

99.2                       Section 906 Certification of Chief Financial Officer